Exhibit 99.15

VIA EDGAR

February 19, 2010

William J. Kotapish, Esq.

Chief, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

RE:                            Separate Account II of Integrity Life Insurance Company

Amendment to Registration Statement Pursuant to Rule 485(a)

File Numbers 033-51268 and 811-07134

Dear Mr. Kotapish:

Enclosed for filing, pursuant to Rule 485(a) under the Securities Act of 1933, is Post-Effective Amendment Number 33 to the registration statement on Form N-4, File No. 033-51268.  We are requesting an effective date of May 1, 2010, which is less than 80 days from the date of filing, in conformance with Rule 485(a)(1).

We have revised the disclosures in the enclosed Pinnacle V variable annuity prospectus describing the optional guaranteed living benefit rider (Revised Living Benefit Disclosures).  The Revised Living Benefit Disclosures are located in the prospectus in:

•                  “Part 6 - Optional Benefits,” section titled “Guaranteed Lifetime Income Advantage Rider,” in the table in subsection “Lifetime Payout Amount (LPA);”

•                  “Part 6 - Optional Benefits,” section titled “Guaranteed Lifetime Income Advantage Rider,” in the table in subsection “Bonus;” and

•                  Appendix D.

In the absence of these Revised Living Benefit Disclosures, this registration statement would be eligible for immediate effectiveness under Rule 485(b).  The prospectus and statement of additional information have been “red-lined” to indicate the all significant changes in the registration statement.

We will file another post-effective amendment to this registration statement pursuant to Rule 485(b) on or before May 1, 2010 to add: (i) the required financial statements of the registrant, the depositor and the guarantor along with the consent of our Independent Registered Public Accounting Firm; (ii) the updated table of contents, expense examples and unit value tables that appear in the prospectus; and (iii) the amount of distribution allowances paid to the principal underwriter in 2009 in the statement of additional information.

In conjunction with this filing, we are submitting, via EDGAR Correspondence, a template request letter under Rule 485(b)(1)(vii), wherein we request the approval of the Securities and Exchange Commission (Commission) to use the Revised Living Benefit Disclosures in the registration statements for certain other variable annuities issued by Integrity Life Insurance Company (Integrity) and National Integrity Life

Insurance Company, which is a direct and wholly owned subsidiary of Integrity, domiciled in New York.

In connection with the forgoing we acknowledge that: (i) Integrity is responsible for the adequacy and accuracy of the disclosure in its registration statements; (ii) the comments of the Commission’s staff, or changes to disclosures in the registration statements in response to the comments of the Commission’s staff does not foreclose the Commission from taking any action with respect to the registration statements; and (iii) Integrity may not assert the comments of the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions, please do not hesitate to call me at 513-629-1854, or e-mail at rhonda.malone@wslife.com.

Sincerely,

/s/ Rhonda S. Malone

Rhonda S. Malone
Associate Counsel - Securities
Western & Southern Financial Group

Copy: Michelle Roberts, Esq.